January 30, 2025

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Robert Arzonetti
James Lopez
Victor Cecco
Lory Empie

Re:	Grande Group Limited
Registration Statement on Form F-1
Filed December 10, 2024
333-283705

Ladies and Gentlemen:

As counsel for Grande Group Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated December 30, 2024, from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 filed on December 10, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your response to prior comment 1. We also note the client data is as of March 31, 2024. Please revise your disclosure here and on the Resale Prospectus cover page to provide the number of clients you had in Hong Kong, Singapore and the PRC as of the most recent practicable date.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure on the cover page to provide the number of clients we had in Hong Kong, Singapore and the PRC, as of December 31, 2024, the most recent practicable date.

2.

We note the revised disclosure that you have a dual-class capital structure whereby each Class B Share has the voting power of 20 Class A Shares. Revise the cover pages to disclose, if true, that Mr. Tak Kai Raymond, TAM and Ms. Yujie, CHEN will have majority voting control of the company through their control of Grande Holding, quantifying the voting control.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure on the cover page to disclose that Mr. Tam and Ms. Chen will have the majority voting control of the Company through their control of Grande Holding. We have revised to quantify the voting control.

Resale Prospectus Cover Page, page i

3.	We note that your resale prospectus outer cover list 2,250,000 Class A Ordinary Shares for sale while the inside front cover lists 1,750,000 Class A Ordinary Shares for sale. Please revise your disclosure as appropriate to reconcile.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that the Company and Grande Holding Limited will not proceed with the resale offering, and we have removed the Resale Prospectus from the Form F-1 accordingly.

Risk Factors

The dual-class structure of our Ordinary Shares will have the effect of concentrating, page 39

4.	We note your risk factor on page 39 regarding Mr. Tak Kai Raymond, TAM’s and Ms. Yujie, CHEN’s ownership and control. Please revise Summary and where appropriate to disclose the percentage of outstanding shares that high-vote shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval. Similarly, revise to address any sunset provisions that limit the lifespan of high-vote shares, and whether the death of a high-vote shareholder or founder, or intra-family transfers of shares would require conversion of high-vote shares.

RESPONSE: We note the Staff’s comment, and, in response hereto, we have revised the disclosure on page 15 (the Prospectus Summary) and pages 41 and 42 (Risk Factors) to disclose: (a) the percentage of outstanding shares that high-vote shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval; (b) the absence of sunset provisions that limit the lifespan of the high-vote shares; (c) the fact that the death of a high-vote shareholder or founder or intra-family transfers would not require conversion of the high-vote shares.

Dividend Policy, page 50

5.	We note your response to prior comment 3. Please revise your disclosure to give retroactive effect of the dividend in the balance sheet with appropriate footnote disclosure, or reflected in a pro forma balance sheet. Refer to SAB Topic 1B.3 for guidance.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised page 57 to reflect the effect of the dividend of approximately US$769,231 in the latest pro forma balance sheet as of September 30, 2024.

Principal Shareholders, page 106

6.	We note your statement in footnote 2 to the beneficial ownership table that “[t]he Class B Ordinary Share is convertible at any time by the holder into shares of Class A Ordinary Share on a share-for-share basis.” However, we further note your statements throughout the registration statement, including on the cover page of the prospectus, the risk factor on page 39, the Capitalization section on page 55, etc., that the “Class A Ordinary Shares and Class B Ordinary Shares are not convertible into each other.” Please revise your disclosure where appropriate to reconcile or otherwise explain.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure on page 112, to confirm that our Class A Ordinary Shares and Class B Ordinary Shares are not convertible into each other.

Exhibits

7.	The legal opinion filed as Exhibit 5.1 opines on the Class A Shares offered in the primary offering but not on those in the separate resale offering. Please file a revised legal opinion to also reflect the shares being offered in the resale offering. Refer to Section II.B.2.H of Legality and Tax Opinions in Registered Offerings: Staff Legal Bulletin No. 19.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have refiled an updated Exhibit 5.1 Opinion. We respectfully advise that the Staff that the Company and Grande Holding Limited will not proceed with the resale offering and we have removed the Resale Prospectus from the Form F-1 accordingly.

General

8.	We note that you are a foreign private issuer offering voting securities in the United States. Please tell us how you would determine whether more than 50% of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. Refer to Securities Act Rule 405 and Exchange Act Rule 3b-4; Securities Act Rules Compliance and Disclosure Interpretation 203.17.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that as of the date hereof, there are 17,750,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Share will be entitled to one vote per share. Holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share.

Grande Holding Limited holds 15,194,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares and therefore holds more than 50% of the voting power of these classes on a combined basis before and after the Offering pursuant to the Form F-1, i.e., 96.30% of the aggregate voting power after the Offering and 97.83% of the aggregate voting power before the Offering.

Grande Holding Limited is a company incorporated under the laws of the Cayman Islands. As illustrated in the chart below, Grande Holding Limited is 75% owned by Blazing Success Holdings Limited and 25% owned by Ocean Empire Group Limited, both were incorporated under the laws of the British Virgin Islands. Blazing Success Holdings Limited is 100% owned by Rosy Beauty Investments Limited, a company incorporated under the laws of the British Virgin Islands, which is 100% owned by Mr. Tak Kai Raymond. Ocean Empire Group Limited is 100% owned by Ms. Yujie, CHEN. Both Mr. Tam and Ms. Chen reside in Hong Kong and neither is a resident or citizen of the United States.

Therefore, we respectfully advise the Staff that more than 50% of the Company’s outstanding voting securities are owned of record by non-U.S. residents for purposes of satisfying the foreign private issuer definition.

Furthermore, we respectfully advise the Staff that the majority of the executive officers and directors are not United States citizens or residents, the assets of the Company are located outside of the United States, and the business of the Company’s Operating Subsidiaries is administered in Hong Kong.

9.	We note your addition of the resale prospectus to the registration statement for a secondary offering by Grande Holding Limited, which controls over 94% of the voting shares of the registrant. Given the relative size of the offering, it appears that the resale transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). Please include a discussion of the relationships of Grande Holding Limited and its beneficial owners, Mr. Tak Kai Raymond, TAM and Ms. Yujie, CHEN, with you, and tell us why the resale offering should not be viewed as an indirect, primary transaction and why the selling shareholder should not be viewed as an underwriter. Refer to Interpretation 612.09 in the Securities Act Rules Compliance and Disclosure Interpretations.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that the Company and Grande Holding Limited will not proceed with the resale offering, i.e., the secondary offering, and we have removed the Resale Prospectus from the Form F-1 accordingly.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye, Partner
Ortoli Rosenstadt LLP Direct dial: +1 212.829.8955

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